Contact

www.linkedin.com/in/
chefryancostanza (LinkedIn)
www.thewisevisitor.com
(Company)

Top Skills

Culinary Skills
Customer Service
Microsoft Office

Certifications

Shochu Sommelier
Certified Sake Professional

Ryan Costanza

Partner of Present Tense Restaurant, Co-Founder of Pure Land Sake, Co-Founder of Hippo Bodega, Owner of The Wise Visitor Consulting and Management Company
Nashville, Tennessee, United States

Summary

Entrepreneur, Chef, and Creative Director based in Nashville Tennessee.
Partner of Pure Land Sake, Hippo Bodegas, Present Tense Restaurant and The Wise Visitor consulting firm.

Experience

Pure Land Sake

Co-Founder
January 2021 - Present (4 years 1 month)
Nashville, Tennessee, United States

Present Tense Restaurant

Owner
March 2023 - Present (1 year 11 months)
Nashville, Tennessee, United States

Hippo Bodega

Owner
January 2023 - Present (2 years 1 month)
Nashville, Tennessee, United States

The Wise Visitor, Boutique Hospitality Consulting Firm.

Agency Owner
July 2018 - Present (6 years 7 months)
Nashville, Tennessee, United States

Full-Service, boutique Restaurant Consulting firm based in Los Angeles & Nashville Tennessee. We specialize in all areas of a restaurant start up, from concept and brand building to menus and staff training. HR set up, restaurant interior design, kitchen design, to building the culture at the foundation of the restaurant. With a portfolio of projects all over the world ranging from QSR to Michelin level fine dining and more.

Big City Chefs, Inc.
Private Chef
June 2016 - Present (8 years 8 months)
San Francisco Bay Area

Private Chef for High Profile Clients through the well established organization, Big City Chefs

Freedmans Restaurant
Executive Chef
February 2019 - September 2021 (2 years 8 months)
Los Angeles, California, United States

Lead the award winning restaurant into its next phases. Opened Greekman's, which has garnered many accolades and is currently known as one of the hardest reservations to get in Los Angeles.

Dija mara
Culinary Director
August 2017 - August 2019 (2 years 1 month)
San Diego, California

Executive Chef and Wine Director for Eater's restaurant of the year as well as first true San Diego natural wine bar. Michelin Bib Gourmand. Michelin discovery 2020, one of five in California.

Crenn Dining Group
Director Of Operations
August 2016 - September 2017 (1 year 2 months)
San Francisco Bay Area

Directed Atelier Crenn and Petit Crenn. Assistant Project Managed the build out of Bar Crenn.
Ran operations and assisted in both culinary and service roles throughout the restaurant group.

Post & Beam
Executive Chef
April 2012 - April 2016 (4 years 1 month)
Greater Los Angeles Area

A New American restaurant Owned by Brad Johnson & Govind Armstrong, Consistently on Jonathon Gold's top restaurant list. I was responsible for running the restaurant, menu design and Staff development, all p&l regarding back of house.

Willie jane

Executive Chef

September 2014 - January 2016 (1 year 5 months)

Venice, California

A fine-dining Venice Beach Restaurant focusing on the Coastal Carolina's & Georgia. Numerous accolades gained, as well as a 4 star review from Jonathon Gold in the LA Times.

Nosh Restaurant and Bar Pte Ltd

Executive Chef Conusltant

April 2014 - April 2015 (1 year 1 month)

Singapore

Executive chef consultant. Responsible for menu creation, implementing new systems, training staff and cost control

Lukshon

CDP

January 2012 - May 2012 (5 months)

Los Angeles

Warfields High Point

Sous Chef

February 2010 - January 2012 (2 years)

New York

Modern Tasting Menu Restaurant in the Finger Lakes Region of Upstate New York